

J Sainsbury plc

82-913

**Legal Services**

33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
DX No 27 London Chancery Lane


SEC MAIL PROCESSING
RECEIVED
JUL 22 2005
WASH. D.C. 198 SECTION

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 5 July 2005

SUPPL

Dear Sir

J Sainsbury plc Announces Appointment Of Senior Independent Director

Please find enclosed copies of the above announcement made to the London Stock Exchange on 5 July 2005.

Yours sincerely

**Hazel Jarvis**
Assistant Company Secretary

Enc


PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Registered office as above
Registered numbers
J Sainsbury plc 185647 England
Sainsbury's Supermarkets Ltd 3261722 England

100% post consumer waste recycled paper

**5th July 2005**

**J Sainsbury plc announces appointment of senior independent director**

Sainsbury's today announces the appointment of John McAdam (57) to its Board. Dr McAdam will become the company's senior independent director and will join Sainsbury's on 1 September. He is currently chief executive of ICI and was previously with Unilever.

Philip Hampton, chairman of Sainsbury's said, "In December 2004 we announced the appointment of Bob Stack and Gary Hughes as non-executive directors. Darren Shapland will shortly join as chief financial officer. Today's announcement is another important step in rebuilding our Board and I'm delighted to welcome John to Sainsbury's. He is highly regarded for his pragmatic approach to operational and strategic issues and has led the revitalisation of ICI over the past two years.

"Justin King has significantly strengthened the operating board during the past year and I believe Sainsbury's now has a very strong executive and non-executive team."

## Notes

- John McAdam: chief executive of ICI since April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever and was appointed a director in 1999. He joined Unilever in 1974 as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever's flavours and fragrance business. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement. He returned to Birds Eye Walls to assume Board responsibility for Manufacturing, Research and Development. In 1993 he was appointed Chairman of Unichema International and, following ICI's acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints. In 1999 he was elected to the Board of ICI with responsibility for Research, Development and Technology and ICI's activities in Asia.

  John McAdam is a member of the University of Cambridge Chemistry Advisory Board, and the University of Surrey Business Advisory Board.

- The Board of J Sainsbury plc is chaired by Philip Hampton. Justin King, chief executive, is an executive director and Darren Shapland will be chief financial officer and an executive direcor when he joins the company on 1 August. Non-executive directors are June de Moller, Jamie Dundas, Bridget Macaskill, Bob Stack and Gary Hughes.

**Enquiries:**

**Investor relations**
Lynda Ashton
+44 (0) 20 7695 7162

**Media**
Gillian Taylor
+44 (0) 20 7695 7043

J Sainsbury plc

**Legal Services**

33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
DX No 27 London Chancery Lane

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 6 July 2005


RECEIVED
PROCESSING
2005
SECTION

Dear Sir

J Sainsbury plc Announces Notification of Transactions of Directors.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 6 July 2005.

Yours sincerely

**Hazel Jarvis**
Assistant Company Secretary

Enc

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**


SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2005
WASH, D.C.
198
SECTION

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Hamish Murray Andrew Elvidge*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*Hamish Murray Andrew Elvidge*

| | |
|---|---|
| *Linda Susan Elvidge* | *Spouse* |
| *David Hamish Michael Elvidge* | *Child* |
| *Douglas Murray Hubert Elvidge* | *Child* |
| *Matthew Duncan Alexander Elvidge* | *Child* |
| *Charlotte Emily Susan Elvidge* | *Child* |

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Hamish Murray Andrew Elvidge*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

| | | |
|---|---|---|
| *Hamish Murray Andrew Elvidge* | *3,927* | |
| *Linda Susan Elvidge* | *4,000* | *Spouse* |
| *David Hamish Michael Elvidge* | *4,000* | *Child* |
| *Douglas Murray Hubert Elvidge* | *4,000* | *Child* |
| *Matthew Duncan Alexander Elvidge* | *4,000* | *Child* |
| *Charlotte Emily Susan Elvidge* | *4,000* | *Child* |

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*23,927*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*282.5p*

14. Date and place of transaction

*5 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*6 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*6 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Timothy Fallowfield*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Timothy Fallowfield*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Timothy Fallowfield*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*16,000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*282.5p*

14. Date and place of transaction

*5 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*6 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*6 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Michael Andrew Coupe*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Michael Andrew Coupe*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Michael Andrew Coupe*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*27,000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*282.75p*

14. Date and place of transaction

*5 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*6 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*6 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Imelda Walsh*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Imelda Walsh*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Imelda Walsh*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*22000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*282.75p*

14. Date and place of transaction

*5 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*6 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*6 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Timothy Simon Pile*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Timothy Simon Pile*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Timothy Simon Pile*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*20,000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*282.5p*

14. Date and place of transaction

*5 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*6 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*6 July 2005*

END

# J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk


PROCESSING
JUL 2 2 2005
WASH. D.C.
198
SECTION

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 8 July 2005

Dear Sir

J Sainsbury plc Announces Notification of Transactions of Directors.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 8 July 2005.

Yours sincerely

**Hazel Jarvis**
Assistant Company Secretary

Enc

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**



SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2005
WASH. D.C. 198 SECTION


1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)and (ii)*

3. Name of *person discharging managerial responsibilities/director*

*Justin Matthew King*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*N/A*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*N/A*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Justin Matthew King*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*60,000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*277.75p*

14. Date and place of transaction

*7 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*8 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

....................................

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*8 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*James John McCarthy*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*James John McCarthy*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*James John McCarthy*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*50,000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*277.75p*

14. Date and place of transaction

*7 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*8 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*8 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Gwyn Burr*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Gwyn Burr*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Gwyn Burr*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*17,850*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*277.75p*

14. Date and place of transaction

*7 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*8 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*8 July 2005*

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

1. Name of the *issuer*

*J Sainsbury plc*

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

*(i)*

3. Name of *person discharging managerial responsibilities/director*

*Kennedy McMeikan*

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

*n/a*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

*Kennedy McMeikan*

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

*Ordinary Shares* $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

*Kennedy McMeikan*

8 State the nature of the transaction

*Purchase*

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

*26,000*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

*n/a*

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

*n/a*

13. Price per *share* or value of transaction

*277.75p*

14. Date and place of transaction

*7 July 2005*

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

*n/a*

16. Date issuer informed of transaction

*8 July 2005*

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

*Hazel Jarvis 0207 695 6378*

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

*Hazel Jarvis*

**Date of notification**

*8 July 2005*

*End*